# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Primo Brands Corp, CIK 0002042694
CUSIP: 741623102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800., Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 12/08/2025
Amends the filing with accession number 0000950170-25-069650
Filed by CIK 0002042733
Persons authorized to receive notices and communications: Fola Adamolekun, c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, New York (NY), 10111, (212) 605-6000

## Reporting persons
- ORCP III DE TopCo GP, LLC (CIK 0002042733): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 116,210,806; sole dispositive power 0; shared dispositive power 116,210,806; aggregate amount beneficially owned 116,210,806 (31.4% of the class)
  Comment: Limited Liability Company
- Triton Water Parent Holdings, LP (CIK 0002042697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 116,210,806; sole dispositive power 0; shared dispositive power 116,210,806; aggregate amount beneficially owned 116,210,806 (31.4% of the class)
- R. Scott Spielvogel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 116,210,806; sole dispositive power 0; shared dispositive power 116,210,806; aggregate amount beneficially owned 116,210,806 (31.4% of the class)
- Tony W. Lee (CIK 0001988010): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 116,210,806; sole dispositive power 0; shared dispositive power 116,210,806; aggregate amount beneficially owned 116,210,806 (31.4% of the class)
- Triton Water Equity Holdings, LP (CIK 0002046046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 97,617,077; sole dispositive power 0; shared dispositive power 97,617,077; aggregate amount beneficially owned 97,617,077 (26.4% of the class)
- Triton Water Equity Holdings GP, LLC (CIK 0002046213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 97,617,077; sole dispositive power 0; shared dispositive power 97,617,077; aggregate amount beneficially owned 97,617,077 (26.4% of the class)
  Comment: Limited Liability Company
- Triton Water Forward Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,593,729; sole dispositive power 0; shared dispositive power 18,593,729; aggregate amount beneficially owned 18,593,729 (5% of the class)
- Triton Water Forward Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,593,729; sole dispositive power 0; shared dispositive power 18,593,729; aggregate amount beneficially owned 18,593,729 (5% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Primo Brands Corp
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800., Tampa, Florida (FL), 33607
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 18, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Primo Brands Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) ORCP III DE TopCo GP, LLC

(2) Triton Water Parent Holdings, LP

(3) R. Scott Spielvogel

(4) Tony W. Lee

(5) Triton Water Equity Holdings, LP

(6) Triton Water Equity Holdings, GP, LLC

(7) Triton Water Forward Holdings, LP

(8) Triton Water Forward Holdings GP, LLC
Residence or business address: The principal business address of each of the Reporting Persons is c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, NY 10111.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investing in securities, including the securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of ORCP III DE TopCo GP, LLC, Triton Water Parent Holdings, LP, Triton Water Equity Holdings, LP, Triton Water Equity Holdings, GP, LLC, Triton Water Forward Holdings, LP and Triton Water Forward Holdings GP, LLC is organized under the laws of the State of Delaware. Mr. Spielvogel and Mr. Lee are both citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 8, 2025, Triton Water Equity Holdings, LP made a distribution of 18,593,729 shares of Class A Common Stock to its parent company Triton Water Parent Holdings, LP, which Triton Water Parent Holdings, LP contributed to its subsidiary Triton Water Forward Holdings, LP in exchange for equity interests in Triton Water Forward Holdings, LP to facilitate the pledge of such shares as collateral for the Forward Contract (as defined in Item 6 below).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date of this filing, based on 370,285,818 shares of Class A Common Stock outstanding as of November 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Triton Water Equity Holdings, LP is the record holder of 97,617,077 shares of Class A Common Stock.

Triton Water Forward Holdings, LP is the record holder of 18,593,729 shares of Class A Common Stock.

ORCP III DE TopCo GP, LLC is the general partner of Triton Water Parent Holdings, LP. Triton Water Parent Holdings, LP is the managing member of Triton Water Equity Holdings, GP, LLC, which is the general partner of Triton Water Equity Holdings, LP, and the managing member of Triton Water Forward Holdings GP, LLC, which is the general partner of Triton Water Forward Holdings, LP. R. Scott Spielvogel and Tony W. Lee are the managing members of ORCP III DE TopCo GP, LLC and share voting and investment discretion with respect to the securities held of record by each of Triton Water Equity Holdings, LP and Triton Water Forward Holdings, LP. Accordingly, each of the persons and entities named herein may be deemed to share beneficial ownership of the securities held of record by each of Triton Water Equity Holdings, LP and Triton Water Forward Holdings, LP.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock since Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 8, 2025, Triton Water Equity Holdings, LP and Triton Water Equity Holdings GP, LLC entered into an amendment to the Loan Agreement with JPMorgan Chase Bank, N.A. (the "Bank") to refinance the Loan Agreement (the "Refinancing Amendment"). As part of the refinancing, on December 8, 2025, Triton Water Forward Holdings, LP (the "Counterparty") entered into a Pre-paid Variable Share Forward Transaction with the Bank pursuant to a Master Confirmation and related Supplemental Confirmation (the "Forward Contract"). Pursuant to the Refinancing Amendment, among other things, 18,593,729 shares of Class A Common Stock were released from the collateral pledged for the Loan Agreement, and the Counterparty pledged such 18,593,729 shares of Class A Common Stock (the "VPF Pledged Shares") to secure its obligations under the Forward Contract. 97,617,077 shares of Class A Common Stock remain pledged as collateral under the Loan Agreement pursuant to the Pledge Agreement with the Bank (the "Margin Loan Pledged Shares"). The VPF Pledged Shares represent approximately 16% of the shares of Class A Common Stock beneficially owned by the Reporting Persons and, as further described below, absent a physical settlement of the Forward Contract or the Counterparty's default on the Forward Contract, the Forward Contract does not affect any otherwise existing voting and Board of Directors nomination rights of the Reporting Persons.

Concurrently with the Forward Contract and the Refinancing Amendment, the Counterparty and Triton Water Equity Holdings, LP agreed to be subject to a 60-day lock-up period. During the lock-up period, subject to certain limited exceptions consistent with the previous lock-up undertakings of the Reporting Persons in respect of the offering of Class A Common Stock in 2025, Triton Water Forward Holdings, LP and Triton Water Equity Holdings, LP and their affiliates may not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to their shares of Class A Common Stock.

The Forward Contract obligates the Counterparty to deliver to the Bank, on one or more specified dates over a period of time ending on the maturity date of January 6, 2028 (the "Maturity Date"), at the Counterparty's option, either, (i) up to an aggregate number of shares of the Class A Common Stock equal to the number of shares pledged by the Counterparty or (ii) at the Counterparty's election, subject to certain conditions, an equivalent amount of cash. Under the terms of the Forward Contract, on or about the date thereof, the Counterparty received a prepayment in an aggregate amount of approximately $139 million (equivalent to the present value of a payment of the Floor Price (as defined below) at the Maturity Date) from the Bank, which pursuant to the Refinancing Amendment will be applied to refinance the certain outstanding obligations of Triton Water Equity Holdings, LP under the Loan Agreement.

The Counterparty retains ownership and voting rights in the VPF Pledged Shares during the term of the Forward Contract until such VPF Pledged Shares are either (i) released and returned to the Counterparty, if the Counterparty settles the Forward Contract in cash, or (ii) the VPF Pledged Shares are delivered to the Bank if Counterparty physically settles the Forward Contract or upon an exercise of remedies by the Bank in case of the Counterparty's default. The Counterparty also retains ordinary dividend rights in the VPF Pledged Shares, subject to certain payments the Counterparty may need to make to the Bank with respect to dividends under the terms of the Forward Contract.

Under the Forward Contract, the number of shares of Class A Common Stock, or the equivalent amount of cash, to be delivered to the Bank on one or more specified dates over a period of time ending on the Maturity Date is to be determined as follows: (a) if the per-share volume weighted average price of the Class A Common Stock on the related valuation date (the "Settlement Price") is less than or equal to $7.50 (the "Floor Price"), the Counterparty will deliver to the Bank either the ratable portion of the VPF Pledged Shares to be delivered on such date or an equivalent amount of cash (such number of shares, the "Number of Shares"); (b) if the Settlement Price is between the Floor Price and $15.75 (the "Cap Price"), the Counterparty will deliver to the Bank either a number of shares of Class A Common Stock equal to the Number of Shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price, or an equivalent amount of cash; and (c) if the Settlement Price is greater than the Cap Price, the Counterparty will deliver to the Bank either a number of shares of Class A Common Stock equal to the product of (i) the Number of Shares and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price, or an equivalent amount of cash.

Pursuant to the Refinancing Amendment, the parties also made certain amendments to the prepayment events under the Loan Agreement, upon the occurrence of which the Bank may exercise its rights to require Triton Water Equity Holdings, LP to pre-pay the loan proceeds and, failing which, foreclose on, and dispose of, the Margin Loan Pledged Shares in accordance with the Loan Agreement and the Pledge Agreement.

The foregoing description of the Forward Contract is not complete and is qualified in its entirety by the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 9: Form of Pre-Paid Variable Share Forward Contract

## Signatures
- ORCP III DE TopCo GP, LLC: /s/ Tony W. Lee, Tony W. Lee, Managing Member (12/08/2025)
- Triton Water Parent Holdings, LP: /s/ Tony W. Lee, Tony W. Lee, Authorized Person (12/08/2025)
- R. Scott Spielvogel: /s/ R. Scott Spielvogel, R. Scott Spielvogel (12/08/2025)
- Tony W. Lee: /s/ Tony W. Lee, Tony W. Lee (12/08/2025)
- Triton Water Equity Holdings, LP: By: Triton Water Equity Holdings GP, LLC, its general partner, /s/ Fola Adamolekun, /s/ Fola Adamolekun, Secretary (12/08/2025)
- Triton Water Equity Holdings GP, LLC: /s/ Fola Adamolekun, /s/ Fola Adamolekun, Secretary (12/08/2025)
- Triton Water Forward Holdings, LP: By: Triton Water Forward Holdings GP, LLC, its general partner, /s/ Fola Adamolekun, /s/ Fola Adamolekun, Secretary (12/08/2025)
- Triton Water Forward Holdings GP, LLC: /s/ Fola Adamolekun, /s/ Fola Adamolekun, Secretary (12/08/2025)